                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           priceline.com Incorporated
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     common stock, par value $.008 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741503106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 12, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 pages)

                                  SCHEDULE 13D

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CUSIP NO.   741503106                                       Page 2 of 11 Pages
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
- ------------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Delta Air Lines, Inc.
- ------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)[ ]
                                                                                    (b)[ ]

- ------------------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO

- ------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                                [ ]
- ------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

    NUMBER OF           14,440,067
      SHARES       -----------------------------------------------------------------------
   BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY
       EACH             0
    REPORTING      -----------------------------------------------------------------------
      PERSON       9    SOLE DISPOSITIVE POWER
       WITH
                        14,440,067
                   -----------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
- ------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,440,067
- -----------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]

- -----------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.8%
- -----------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- -----------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   741503106                               Page 3  of 11 Pages
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ITEM 1      SECURITY AND ISSUER

            This Amendment No. 3 to Schedule 13D relating to the common stock of priceline.com Incorporated, a Delaware corporation ("priceline"), is being filed on behalf of the undersigned to amend the Schedule 13D which was originally filed with the Securities and Exchange Commission ("SEC") on July 21, 1999 and which was amended on July 30, 1999 and August 19, 1999 (the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.

ITEM 2      IDENTITY AND BACKGROUND

            This statement is being filed by Delta Air Lines, Inc., a Delaware corporation ("Delta"). The principal executive offices of Delta are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320.

            Delta provides scheduled air transportation over an extensive route network. Based on calendar 1998 data, Delta is the largest U.S. airline in terms of aircraft departures and passengers enplaned, and the third largest U.S. airline as measured by operating revenues and revenue passenger miles flown. As of July 21, 1999, Delta provided scheduled air service to 142 cities in 41 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, and to 42 international cities in 28 countries. In addition to scheduled passenger service, Delta provides air freight, mail and related aviation services.

            The name, principal occupation and business address of each of the directors and executive officers of Delta are set forth on Schedule A to the
Schedule 13D. Each director and executive officer of Delta is a citizen of the United States of America. Neither Delta nor, to the best of its knowledge, any of its directors or officers has during the last five years been (i) convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Priceline offers tickets for sale on Delta pursuant to an Airline Participation Agreement between Delta and priceline dated August 31, 1998. In connection with its agreement to enter into the Airline Participation Agreement and a related General Agreement, Delta acquired a warrant (the "Warrant") to purchase 18,619,402 shares of priceline's common stock at an exercise price of $0.9254896 per share. The terms of the Airline Participation Agreement and the related agreement are described generally in Item 4 below.

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CUSIP NO.   741503106                               Page 4  of 11 Pages
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            The Warrant acquired by Delta was evidenced by a Participation
Warrant Agreement dated as of August 31, 1998 that was amended on two occasions. The first amendment was set forth in the First Amendment and Waiver to Participation Warrant Agreement dated December 31, 1998, and the second amendment was set forth in the Replacement Participation Warrant Agreement dated as of November 12, 1999. As reported in Amendment No. 1 to the Schedule 13D filed with the SEC on July 30, 1999, Delta initially could exercise the warrant only by paying the exercise price in cash. The Replacement Participation Warrant Agreement provided Delta with the right to exercise the warrant without the payment of cash. This form of exercise permitted Delta to pay the exercise price by surrendering to priceline shares of priceline common stock having a value equal to the exercise price, based on the closing sale price on Nasdaq of priceline common stock on the trading day immediately preceding the date of exercise.

            As reported in Amendment No. 2 to the Schedule 13D filed with the SEC by Delta on August 19, 1999, Delta partially exercised its Warrant on August 17, 1999 and acquired 1,817,114 shares of priceline common stock. Delta immediately resold the shares in a registered public offering on August 17, 1999. The sale price of the priceline common stock was $67 per share before taking into account underwriters' discounts and commissions. In connection with the registered offering, Delta entered into a lock-up agreement (the "Lock-Up Agreement") with the underwriters as part of the underwriting agreement for the offering on August 11, 1999. Pursuant to the Lock-Up Agreement, Delta agreed not to sell until February 7, 2000 any other priceline shares held by it without first obtaining permission from the managing underwriter to do so. Previously, on February 22, 1999, in connection with priceline's initial public offering of common stock, Delta entered into a similar lock-up agreement pursuant to which it agreed not to engage in sales, transfers or similar transactions involving priceline common stock without the prior written consent of the managing underwriter for the offering during the 180 days immediately following March 29, 1999.

            On November 12, 1999, Delta exercised its Warrant with respect to the remaining 16,802,288 shares of priceline common stock subject to the Warrant. In lieu of delivering cash in payment of the exercise price, Delta elected, pursuant to the terms of the Replacement Participation Warrant Agreement, to pay the exercise price by surrendering 276,454 of the shares it was entitled to acquire upon exercise. After the exercise was completed, Delta was the beneficial owner under Rule 13d-3(d)(1) of 16,525,834 shares of priceline common stock.

            On November 16 and 17, 1999, following efforts by priceline described in Item 4 below, the managing underwriter for the August 17, 1999 registered offering (Morgan Stanley Dean Witter) granted releases from the Lock-Up Agreement for sales of up to 2,100,000 shares and 8,440,067 shares of priceline common stock, respectively, held by Delta. Subsequently, on November 16, 1999, Delta entered into an agreement to sell in a private transaction to priceline's founder and Vice Chairman, Jay S. Walker, or his assignees, a total of 2,085,767

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CUSIP NO.   741503106                               Page 5  of 11 Pages
- -------------------------------------              -----------------------------

shares of priceline common stock at $59.93 per share (or an aggregate sale price of $125,000,000). In connection with negotiations described below and in Item 4 to amend certain agreements between priceline and Delta and to take certain other actions that would be reflected in a Master Agreement between the parties, Mr. Walker, along with three other priceline executives, agreed to provide Delta with a lock-up agreement under which the four executives would not dispose of priceline securities, except in certain limited circumstances, during the period ending on the earlier of February 7, 2000 or the sale by Delta of 8,440,067 shares of priceline common stock.

            In the negotiations mentioned above, Delta and priceline agreed to an exchange of 6,000,000 shares of priceline common stock held by Delta for 6,000,000 shares of newly issued priceline convertible preferred stock. The parties have agreed in principle that the convertible preferred stock will (i) have a par value of $59.93 per share, (ii) be convertible into shares of priceline common stock on a one-for-one basis, (iii) bear a dividend of 8% per annum payable-in-kind, (iv) be subject to mandatory redemption on the tenth anniversary of the date of issuance, and (v) be callable by priceline at the par value after three years.

            Delta also has been engaged in negotiations with priceline (as discussed in Item 4 below) with respect to the issuance by priceline of a new warrant to Delta under which Delta could acquire 5,500,000 shares of priceline common stock at a price of $56.625 per share. The parties have agreed that the warrant will be issued by priceline as part of a new warrant structure being created by priceline for the major domestic airline carriers participating in priceline's airline ticket program. It is anticipated that the new warrant generally will not be exercisable until November 17, 2004, although a portion of the warrant may be exercisable as early as March 16, 2000 if priceline receives a specified amount of net revenue from tickets sold for travel on Delta. It also is expected that the new warrant will contain antidilution, cashless exercise, and registration rights provisions similar to those contained in the amended Warrant for 18,619,402 shares of priceline common stock issued to Delta as of August 31, 1998.

ITEM 4      PURPOSE OF TRANSACTION

            As discussed in Item 3 above, Delta acquired its Warrant in connection with its entering into an Airline Participation Agreement with priceline on August 31, 1998. The Airline Participation Agreement nominally has a ten-year term but is subject to termination by Delta after August 31, 2001 upon 180 days' notice to priceline. The Airline Participation Agreement does not impose any material obligations on Delta. Delta is not obligated to supply airline tickets to priceline and may supply airline tickets to priceline's competitors at any time and at any price, without offering any airline tickets to priceline.

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CUSIP NO.   741503106                               Page 6  of 11 Pages
- -------------------------------------              -----------------------------

            In addition to the Airline Participation Agreement, priceline and Delta are parties to the related General Agreement which provides, among other things, certain incentives designed to encourage Delta to increase its participation in priceline's buying service. Under the General Agreement, Delta is entitled to share in revenue generated from airline ticket sales on Delta if priceline's gross margin on those sales exceeds approximately 12% in any calendar quarter. In addition, priceline is required to use the highest qualifying fare to fulfill ticket requests allocable to Delta, subject to an agreed minimum ticket sale margin to priceline. The agreement also requires priceline, subject to various exceptions, to obtain Delta's approval of the addition of new carriers to the priceline service and restricts the routes for which tickets may be offered by specified carriers through the priceline service. Priceline also is required to license its buyer-driven commerce system to Delta on a non-exclusive basis and on commercially reasonable terms under specified conditions. In addition, priceline's ability to transfer or license its intellectual property to other travel providers is limited in the manner set forth in the agreement.

            Delta has been engaged in negotiations with priceline regarding a proposed amendment to the General Agreement that would result in United Airlines, American Airlines, US Airways and certain foreign-based carriers becoming participants in priceline's services. The amendment has been agreed to in principle by the parties and is to be set forth in a Master Agreement that would modify sections of the General Agreement relating to market restrictions, the allocation methodology, and reporting and audit rights. In exchange for Delta's agreeing to the amendment, priceline has agreed to provide financial consideration to Delta consisting of (i) actions designed to secure the managing underwriter's agreement to release from the Lock-Up Agreement 8,440,067 shares of priceline common stock held by Delta (which release actually was received, as described in Item 3 above, thereby enabling Delta to sell or otherwise dispose of such shares immediately, if desired), and (ii) the exchange of 6,000,000 shares of newly issued convertible preferred stock for 6,000,000 shares of priceline common stock held by Delta (as described in Item 3 above). In addition, priceline has agreed to issue to Delta a new warrant to acquire 5,500,000 shares of priceline common stock at $56.625 per share (as described in Item 3 above).

            Delta intends to sell a substantial portion, and possibly all, of the 8,440,067 shares of priceline common stock currently held by it that are not committed to be sold to Mr. Walker or exchanged for convertible preferred stock. Any such sales may occur immediately or over a period of time, and may be made in the open market or in private transactions.

            Except as described in this statement, neither Delta nor, to the best of its knowledge, any of the persons named in Schedule A to the Schedule 13D presently has any plans or proposals which relate to or would result in any of the following:

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CUSIP NO.   741503106                               Page 7  of 11 Pages
- -------------------------------------              -----------------------------

            (a) The acquisition by any person of additional securities of priceline, or the disposition of securities of priceline;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving priceline or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of priceline or any of its subsidiaries;

            (d) Any change in the present board of directors or management of priceline, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of priceline;

            (f) Any other material change in priceline's business or corporate structure;

            (g) Changes in priceline's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of priceline by any person;

            (h) Causing a class of securities of priceline to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of priceline becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

            Delta is a party to a Registration Rights Agreement, dated as of December 8, 1998, among priceline and some of priceline's stockholders and warrantholders, pursuant to which the stockholders and warrantholders have the right in certain circumstances to require priceline to register their shares of common stock for resale under the Securities Act of 1933. Except in limited circumstances, priceline is obligated to pay all expenses in connection with such a registration. A copy of the Registration Rights Agreement and the agreement pursuant to which Delta became a party to the Registration Rights Agreement has been filed with the SEC as an exhibit to the Schedule 13D. Priceline has agreed that in the event Delta converts into common stock any of the 6,000,000 shares of convertible preferred stock to be acquired by it, such shares shall have demand and piggyback registration rights under the Registration Rights Agreement.

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CUSIP NO.   741503106                               Page 8  of 11 Pages
- -------------------------------------              -----------------------------

            In connection with the public offering of priceline common stock in August 1999, certain stockholders of priceline assigned to Delta their rights to sell shares in the offering. A copy of the assignment was filed as an exhibit to the Schedule 13D.

ITEM 5      INTEREST IN SECURITIES OF PRICELINE.COM

            (a) Delta is the beneficial owner, pursuant to Rule 13d-3(d)(1), of 14,440,067 shares of priceline's common stock. The shares beneficially owned by Delta represent approximately 8.8% of the 163,217,026 shares of priceline's common stock which priceline indicated to Delta were outstanding on November 16, 1999.

                Mary Johnston Evans, a director of Delta, holds 100 shares of priceline common stock. To the best of Delta's knowledge, none of the other directors or executive officers of Delta beneficially owns shares of priceline's common stock.

            (b) Delta has sole voting and dispositive power over all of the shares of priceline's common stock beneficially owned by Delta and, to the best of Delta's knowledge, Mary Johnston Evans has sole voting and dispositive power over all of the shares of priceline's common stock she holds.

            (c) Except as otherwise set forth in this statement, neither Delta nor, to the best of Delta's knowledge, any of Delta's directors or executive officers has effected any transactions in priceline's common stock during the past 60 days.

            (d) No person other than Delta has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of priceline's common stock beneficially owned by Delta or, to the best of Delta's knowledge, Mary Johnston Evans.

            (e) Delta has not ceased being the beneficial owner of more than 5% of priceline's outstanding common stock.

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CUSIP NO.   741503106                               Page 9  of 11 Pages
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ITEM 6      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF PRICELINE.COM

            As described in Item 3 above:

- -    On August 31,1998, Delta acquired the Warrant, which entitled Delta to purchase 18,619,402 shares of priceline's common stock at an exercise price of $0.9254896 per share;

- -    On December 31, 1998 and November 12, 1999, the Warrant was amended;

- -    On February 22, 1999, in connection with priceline's initial public offering of common stock, Delta entered into a lock-up agreement that expired 180 days after March 29, 1999;

- -    On August 11, 1999, in connection with a registered public offering by priceline, Delta entered into the Lock-Up Agreement that is scheduled to expire on February 7, 2000;

- -    On August 17, 1999, Delta partially exercised the Warrant and acquired
     1,817,114 shares of priceline common stock that it immediately resold in a registered public offering on that date for $67 per share;

- -    On November 12, 1999, Delta exercised the remaining portion of the Warrant not previously exercised and acquired for $0.9254896 per share 16,525,834 shares of priceline common stock;

- -    On November 16, 1999, the managing underwriter for the August 17, 1999 registered public offering granted Delta a release from the Lock-Up Agreement for 2,100,000 shares of priceline common stock held by it;

- -    On November 16, 1999, Delta entered into an agreement to sell in a private transaction to Mr. Jay S.Walker or his assignees 2,087,767 shares of priceline common stock for $59.93 per share;

- -    On November 17, 1999, Mr. Walker and three other executives of priceline agreed to a lock-up arrangement with respect to their holdings of priceline securities until the earlier of February 7, 2000 or the sale by Delta of 8,440,067 shares of priceline common stock held by it;

- -    On November 17, 1999, the managing underwriter for the August 17, 1999 registered public offering granted Delta a release from the Lock-Up Agreement for 8,440,067 shares of priceline common stock held by it;

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CUSIP NO.   741503106                               Page 10  of 11 Pages
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- -    On November 17, 1999, Delta agreed in principle with priceline to exchange 6,000,000 shares of priceline common stock for 6,000,000 shares of priceline convertible preferred stock; and

- -    On November 17, 1999, priceline agreed in principle to issue to Delta a new warrant to acquire 5,500,000 shares of priceline common stock for $56.625 per share.

            As described in Item 4 above:

- -    On November 17, 1999, priceline agreed, in exchange for Delta's agreeing to an amendment to the General Agreement, to provide financial consideration to Delta consisting of (i) actions designed to secure the managing underwriter's agreement to release from the Lock-Up Agreement 8,440,067 shares of priceline common stock held by Delta, and (ii) the exchange of 6,000,000 shares of newly issued convertible preferred stock for 6,000,000 shares of priceline common stock held by Delta.

- -    Delta is a party to and an assignee of certain rights under a Registration
     Rights Agreement with respect to priceline's common stock.

ITEM 7      MATERIALS FILED AS EXHIBITS

 Exhibit                              Description
 -------                              -----------
   1  Participation Warrant Agreement, dated August 31, 1998, between
      priceline.com and Delta.*

   2  First Amendment and Waiver to Participation Warrant Agreement, dated
      December 31, 1998, between priceline.com and Delta.*

   3 Replacement Participation Warrant Agreement, dated November 12, 1999, between priceline.com and Delta.

   4  Amended and Restated Registration Rights Agreement, dated as of December
      8, 1998, among priceline.com and certain stockholders and warrantholders of priceline.com.*

   5  Acknowledgment and Agreement to the Amended and Restated Registration
      Rights Agreement, dated July 16, 1999, between Delta and priceline.com.*

   6 Assignment of Certain Registration Rights, dated as of July 16, 1999, by and among Delta and the assignors named therein.*

   7  Airline Participation Agreement, dated August 31, 1998, by and among
      Delta, priceline.com and Priceline Travel, Inc.*

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CUSIP NO.   741503106                               Page 11 of 11 Pages
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
 Exhibit                              Description
 -------                              -----------
   8  General Agreement, dated August 31, 1998, by and among Delta,
      priceline.com and Priceline Travel, Inc.*

   9  Amendment to the Airline Participation Agreement and the General
      Agreement, dated December 31, 1998, between and among priceline.com, Priceline Travel, Inc. and Delta.*

   10 Lock-up Agreement, dated February 22, 1999.*

   11 Release from August 11, 1999 Lock-Up Agreement dated November 16, 1999 relating to 2.1 million shares of priceless common stock

   12 Release from August 11, 1999 Lock-Up Agreement dated November 17, 1999 relating to 8,440,067 shares of priceless common stock

   13 Stock Purchase Agreement for 2,085,767 shares dated November 16, 1999

- --------------------

*  Previously filed

                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 1999               Delta Air Lines, Inc.


                                       By: /s/ M. MICHELE BURNS
                                           ----------------------------------
                                           M. Michele Burns
                                           Vice President and Treasurer